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                                                                       EXHIBIT 2

Contacts:        Bob Gordon, (CA), 516-342-2391
                 Deborah Coughlin, (CA), 516-342-2173

                 Margaret Epperheimer, (ASK), 408-562-8545
                 Gary Filler, (ASK), 408-562-8472



                  COMPUTER ASSOCIATES TO ACQUIRE THE ASK GROUP

ISLANDIA, N.Y., May 19, 1994 -- Computer Associates International, Inc. and The ASK Group, Inc. have entered into a definitive agreement providing for CA's acquisition of the ASK Group through a cash tender offer. A wholly-owned subsidiary of CA will offer to purchase all outstanding shares of The ASK Group Group's common stock at $13.25 per share. The definitive agreement has been unanimously approved by the Boards of Directors of the ASK Group and Computer Associates.

The tender offer, which will commence shortly, will involve the offer to purchase an amount of shares such that, upon consummation, CA will own at least a majority of the outstanding shares. It will also be conditioned, among other things, on the expiration or termination of any applicable antitrust waiting period and the receipt of all regulatory approvals.

"We're excited to have the opportunity to include the ASK people, products and clients in the CA family," said CA Chairman and CEO Charles B. Wang. "Not only will it add to our own rapidly-growing client/server offerings, but we expect the product synergy to pay real dividends to all our clients and shareholders."

"The thousands of customers committed to the ASK products, including Open INGRES, Open ROAD, ManMan/X, and SIM/400 manufacturing software, will now have the assurance of an association with the leading force in mission-critical client/server computing," said ASK CEO Eric Carlson, "The ASK/CA combination is the best possible outcome for the employees, shareholders and customers of ASK, and we look forward to working with CA."

Following completion of the tender offer, it is expected that the subsidiary of CA will be merged into the ASK Group and all of the ASK Group's shares not owned by CA will be converted into the right to receive $13.25 per share in cash.

In entering into the definitive agreement, the ASK Group has amended its outstanding stockholder rights plan to provide that the acquisition can be completed without causing outstanding stock purchase rights to become exercisable. The rights will be acquired by CA as part of the $13.25 per share price.

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Computer Associates To Acquire The ASK Group, page 2


EDS and Hewlett-Packard, the two largest shareholders of the ASK Group, have agreed to tender their shares, representing an aggregate of 27 percent of the outstanding shares, to CA.

Computer Associates International, Inc. (NYSE: CA), with 7,000 employees around the world, is the leading software company for integrated systems, database management, business applications and application development solutions. These programs operate across a full spectrum of mainframe, midrange and desktop computers. Founded in 1976, CA became a public company in 1981 and now serves most of the world's major business, government, research and educational organizations. Calendar year 1993 revenues exceeded $2 billion.

The ASK Group, Inc. is the leading developer and integrator of strategic business software, providing corporations with the technologies to build, connect, manage and maintain information systems. With revenues of $426 million for the fiscal year ended June 30, 1993, the company employs 2,000 people in 82 offices who serve customers worldwide.

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All referenced product names are trademarks of their respective companies.